ZK INTERNATIONAL GROUP CO., LTD.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

June 30, 2022

Via Electronic Mail

Dale Welcome

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

Re:	ZK International Group Co., Ltd. (the “Company”)

To whom it may concern:

This letter is in response to the letter dated May 26, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to ZK International Group Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended 20-F (the “Form 20-F/A”) is being submitted to accompany this letter.

Form 20-F for the Fiscal Year Ended September 30, 2021

Part I, page 5

1.	At the onset of Part I, please revise to disclose prominently the following:
•	whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;

•	whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections to two consecutive years instead of three years;
•	whether you have been or are expect to be identified by the Commission under the HFCAA; and
•	a cross-reference to more detailed disclosures in your risk factors, including the heading of the risk factor.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added the required disclosure in a section titled “Implications of the Holding Foreign Companies Accountable Act (“HFCAA”)” on page 6 of the Form 20-F/A that ZH CPA, LLC is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is signed into law, and this ultimately could result in our ordinary shares being delisted by and exchange, Neither ZK International nor any of its subsidiaries has been identified and we do not expect ZK International or any of its subsidiaries to be identified by the Commission under the HFCAA.. We have also added cross-reference to the risk factor “Item 3.D Risk Factors – Risk Related to our Ordinary Shares – Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

In addition, we revised “Item 3. Key Information – Summary of Risk Factors – Risk Related to our Ordinary Shares – Risks that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor and that as a result an exchange may determine to delist our securities” on page 15 of the Form 20-F/A and “Item 3.D Risk Factors – Risk Related to our Ordinary Shares – Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” starting on page 41 of the Form 20-F/A to dislose the required information.

2.	At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries, primarily based in China, and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added the required disclosure in the first paragraph of the section titled “Corporate Structure and the Risks Relating to Being a China-based Company” on page 7 of the Form 20-F/A and added a cross-reference to the risk factors “Item 3.D Risk Factors — Risks Related to Our Corporate Structure —ZK International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our expenses or pay dividends to holders of our ordinary shares.” on page 40 and “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.”

3.	At the onset of Part I, please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added the required disclosure in the second paragraph of the section titled “Corporate Structure and the Risks Relating to Being a China-based Company” on page 7 of the Form 20-F/A.

4.	We note your disclosures on page 3; however, when you provide disclosure throughout the filing please make it clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors own an interest.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure throughout the Form 20-F/A, to make it clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations and, to refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary or other entity, and that our subsidiaries conduct operations in China and that the holding company does not conduct operations. We also added a statement on page 3 of the Form 20-F/A that Investors are cautioned that you own interest in ZK International, the holding company established in the British Virgin Islands that does not have conduct material operations. ZK International conducts business thought it subsidiaries, primarily based in China.

Item 3. Key Information, page 5

5.	At the onset of Item 3, please disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added a section titled “Summary of Risk Factors”, which included subsections titled “Risks Related to Doing Business in China” and “Risks Related to Our Corporate Structures” starting on page 7 of the Form 20-F/A.

6.	Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permission requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added the required disclosure under the section titled “PRC Permissions and Approvals” on page 16 of the Form 20-F/A.

7.	At the onset of Item 3, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added the required disclosure under the section titled “Cash and Asset Transfers within the Corporate Structure” starting on page 16 of the Form 20-F/A.

8.	Please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added a section titled “Implications of the Holding Foreign Companies Accountable Act (“HFCAA”)” on page 6 of the Form 20-F/A. We also highlighted such risk in ““Item 3. Key Information – Summary of Risk Factors – Risk Related to our Ordinary Shares – Risks that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely our auditor and that as a result an exchange may determine to delist our securities” on page 15 of the Form 20-F/A,

A. Selected Financial Data, page 5

9.	Please ensure amounts presented here correspond with amounts presented in your financial statements. In this regard, we note you disclose income from operations for the year ended September 30, 2021; however, you disclose an operating loss in your financial statements.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the section titled “Selected Financial Data” on page 18 of the Form 20-F/A to reconcile the amount with the audited financial statements.

D. Risk Factors, page 6

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we added a risk factor titled “The Chinese government may intervene or influence the operations of the PRC subsidiaries at any time. Such risks may result in a material change in the operations of the PRC subsidiaries, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless” on page 32 of the Form 20-F/A.

11.	Since your officers and directors are located in China, as disclosed in your risk factor on page 21, please revise to also include a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgements against these individuals.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the risk factor “Since the operations of the PRC subsidiaries and substantially all of our assets are located in the PRC, shareholders may find it difficult to enforce a U.S. judgment against the assets of our company, our directors and executive officers” to include a discussion on enforceability on page 36 of the Form 20-F/A. We also added a section titled “Enforceability of Civil Liabilities” under Item 10 on page 100 of the Form 20-F/A.

Item 5. Operating and Financial Review and Prospects, page 55

12.	We note your disclosures under operating results beginning on page 55 do not quantify and fully explain the reasons for material changes during the periods presented. Please more fully address the following:
•	revise your discussion of changes in revenues to quantify and disclose the impact of changes in the volume of goods sold and the average selling prices during each period and disclose and discuss the factors that impacted changes in volume and price during each period; and
•	given the material impact certain products have on gross profit margins, quantify revenues by material product type/line and disclose and discuss the impact of changes in product mix on gross profit margins during each period.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the section titled “Liquidity and Capital Resources” under “Item 5. Operating and Financial Review and Prospects” on page 77 of the Form 20-F/A to include a discussion on the changes of accounts receivable aging.

13.	We note your disclosures under liquidity and capital resources on page 61 regarding the aging of accounts receivable as of the last three balance sheet dates. We note you indicate you evaluate the adequacy of your allowance for doubtful accounts based on individual account analysis and historical collection trends; however, we also note the significant deterioration in the aging of accounts receivable during the last three year, including the fact that approximately 57% of outstanding accounts receivable at September 30, 2021 are greater than one year old. Please more fully disclose and discuss the specific facts and circumstances that resulted in the significant deterioration in the aging of accounts receivable during the last three year and more fully explain how and why you concluded the related allowance is adequate. Please also tell us and disclose the amount of outstanding accounts receivable at September 30, 2021 that have been subsequently collected.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we revised the section titled “Liquidity and Capital Resources” under “Item 5. Operating and Financial Review and Prospects” on page 77 of the Form 20-F/A to include a discussion on the changes of accounts receivable aging.

14.	Please disclose and discuss information regarding your critical accounting estimates. Refer to Item 5.E of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that added a section titled “E. Critical Accounting Estimates” under “Item 5. Operating and Financial Review and Prospects” starting on page 83 of the Form 20-F/A.

Item 10. Additional Information D. Exchange Controls, page 79

15.	We note two references to a VIE in the PRC in the last paragraph of this section on page 81; however, we noted no disclosures throughout the filing that indicate you operate through a VIE structure. Please explain to us and/or revise your disclosures to address this apparent inconsistency. If accurate, please affirmatively state at the onset of Part I that you do not use a VIE structure.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have removed the description regarding VIE in the Form 20-F/A and revised our filing to affirmatively state on page 7 that we do not use a VIE structure.

Consolidated Financial Statements

Note 8 - Long-Term Investment, page F-17

16.	We note you entered into a Subscription Agreement with CG Malta that resulted in an ownership interest of 15.73 % and it appears you are committed to purchase additional ownership interests no later than April 30, 2022. We also note you account for your investment in CG Malta at cost under ASC 321 and have elected the measurement alternative under ASC 321 to use cost minus impairment for the subsequent measurement of this investment. Based on your ownership interest and your commitment to purchase additional ownership interests, please more fully explain to us how you determined this investment is not required to be accounted for under ASC 323. Please also explain to us if and how the purchase of additional ownership interests subsequent to year-end impacted your accounting for this investment. In addition, given the materiality of this investment to your assets and total equity, please revise your disclosures under either Item 4 or Item 5 to more fully address the current financial condition and results of operations of CG Malta. Your disclosures should allow investors to better understand the nature and magnitude of CG Malta's operations so they can better assess the purchase price.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we accounted our investment in CG Malta at cost under ASC 321 and have elected the measurement alternative under ASC 321 to use cost minus impairment for the subsequent measurement of this investment for the following reasons:

As of September 30, 2021, the Company only held 15.73%, which is less than 20% voting stock of CG Malta. We have assessed the significant influence indicators pursuant to ASC 323-10-15-6 and ASC 323-10-15-8, and concluded that we do not possess significant influence over operations of CG Malta and thus the investment is not suitable to be accounted under ASC 323.

CG Malta is a privately held company, and as such, the shares of common stock comprising the Company’s investment are illiquid and their fair value is not readily determinable. The Company accounts for changes in fair value in accordance with ASC 321-10-35-2, which states that an entity may elect to measure an equity security without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Our commitment to purchase additional 13% ownership of CG Malta, which will result an ultimate ownership of 25%, does not impact our accounting for this investment as we are not granted additional voting rights until we complete the additional purchase of CG Malta’s common shares. In addition, we believe we may unable to exercise significant influence over CG Malta with 25% ownership after evaluating indicators pursuant to ASC 321-10-35-2, as majority (75%) ownership of CG Malta is owned by Mr. Daniel Eric Graetzer who currently operates CG Malta without regard to the views of ours. Therefore, we will continue to account for the investment under this method until the investment does not qualify to be measured in accordance with this measurement alternative.

We have contacted CG Malta regarding its current financial condition and results of operations but were notified that the information was not available at this time. We plan to continue to follow up with CG Malta and include the current financial condition and results of operations of CG Malta in Item 4 or Item 5 of our future annual report on Form 20-F or the equivalent sections in our future interim financial report on Form 6-K.

Note 19 - Segment Reporting, page F-25

17.	We note you determined you have one operating segment as defined by ASC 280. Based on the significant differences between your historical business operations in China relative to the business operations conducted by and expected to be conducted by the multiple xSigma subsidiaries, please more fully explain to us how you determined you have one operating segment.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that based on the definition in ASC 280-10-50-1 and our analysis as discussed in the following paragraphs, we have reviewed our historical conclusion and reaffirmed that our company has one operating segment: the manufacturing, distribution, marketing and sale of steel piping products, which we have disclosed in Note 19 to the consolidated financial statements.

ASC 280-10-50-1 states that “an operating segment is a component of a public entity that has all of the following characteristics:

a)	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b)	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c)	Its discrete financial information is available.”

In identifying our operating segment, we assessed the characteristics of business operations conducted through our xSigma subsidiaries. As of September 30, 2021, two xSigma subsidiaries, including xSigma Collectibles and xSigma Trading, were on development stage and had not yet launched products and services to the public market. During fiscal year 2021, xSigma Corporation launched a stable coin exchange platform which is built on smart contract and awarded the Company a certain amount of SIG token generated by the exchange, a governance token issued by the smart contract, as compensation to the Company. Though SIG was listed on one cryptocurrency exchange and has public market price, however due to the token’s low trading volume and unstable market price, the Company decides not to recognize revenue for the token it owned until monetization of the token.

As a result, we have concluded that since the xSigma subsidiaries were not engaged in business activities from which it may earn revenues and incur expenses as of September 30, 2021, we have only one operating segment during fiscal year 2021.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

ZK International Group Co., Ltd.

/s/ Jiancong Huang
Name:	Jiancong Huang
Title:	Chief Executive Officer and Chairman of the Board